EXHIBIT 12

PUBLIC SERVICE COMPANY OF OKLAHOMA
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2010	2011	2012	2013	2014	9/30/2015	9/30/2015
EARNINGS
Income Before Income Taxes	$122,887	$192,257	$180,835	$163,681	$137,511	$151,331	$136,782
Fixed Charges (as below)	65,834	58,822	58,984	57,647	58,233	63,726	49,176
Total Earnings	$188,721	$251,079	$239,819	$221,328	$195,744	$215,057	$185,958

FIXED CHARGES
Interest Expense	$63,362	$54,700	$55,286	$53,175	$54,641	$58,004	$44,372
Credit for Allowance for Borrowed Funds Used During Construction	572	822	1,098	2,272	1,792	3,922	3,454
Estimated Interest Element in Lease Rentals	1,900	3,300	2,600	2,200	1,800	1,800	1,350
Total Fixed Charges	$65,834	$58,822	$58,984	$57,647	$58,233	$63,726	$49,176

Ratio of Earnings to Fixed Charges	2.86	4.26	4.06	3.83	3.36	3.37	3.78